UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-39885

VERSUS SYSTEMS INC.
(Translation of registrant’s name into English)

1558 West Hastings Street

Vancouver BC V6G 3J4 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

Please see Exhibits 99.1 through 99.12 relating to Versus Systems, Inc.’s financial statements for the Three Month Period ended March 31, 2021, the Six Month Period ended June 30, 2021 and the Nine Month Period ended September 30, 2021.

EXHIBIT INDEX

Exhibit	Description

99.1	Restated Condensed Interim Consolidated Financial Statements for the Three Month Period ended March 31, 2021
99.2	Management’s Discussion and Analysis for the Three Month Period ended March 31, 2021
99.3	52-109F2R - Certification of Refiled Interim Filings (CEO) - Interim period ended March 31, 2021
99.4	52-109F2R - Certification of Refiled Interim Filings (CFO) - Interim period ended March 31, 2021
99.5	Restated Condensed Interim Consolidated Financial Statements for the Six Month Period ended June 30, 2021
99.6	Management’s Discussion and Analysis for the Six Month Period ended June 30, 2021
99.7	52-109F2R - Certification of Refiled Interim Filings (CEO) - Interim period ended June 30, 2021
99.8	52-109F2R - Certification of Refiled Interim Filings (CFO) - Interim period ended June 30, 2021
99.9	Condensed Interim Consolidated Financial Statements for the Nine Month Period ended September 30, 2021
99.10	Management’s Discussion and Analysis for the Nine Month Period ended September 30, 2021
99.11	52-109F2 - Certification of Interim Filings (CEO) - Interim period ended September 30, 2021
99.12	52-109F2 - Certification of Interim Filings (CFO) - Interim period ended September 30, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSUS SYSTEMS INC.

Date: November 16, 2021	By:	/s/ Matthew Pierce
Matthew Pierce
Chief Executive Officer

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